SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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    August 27, 2009

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Michelle Lacko – Attorney-Advisor

Re:	OceanFreight Inc.
Registration Statement on Form F-3 Filed July 24, 2009
File No. 333-160784

Dear Ms. Lacko:

OceanFreight Inc. (the "Company") filed its registration statement, including exhibits thereto, on Form F-3 (the "Registration Statement"), with the Securities and Exchange Commission (the "SEC") on July 24, 2009.  By letter dated August 20, 2009 (the "Comment Letter"), the staff of the SEC (the "Staff") provided comments to the Registration Statement.  Concurrently with the filing of this letter the Company is filing Amendment No. 1 ("Amendment No.1") to the Registration Statement, along with revised Exhibit 5.1 and 8.1 opinions.

This letter responds to the Staff's comments set forth in the Comment Letter, the relevant text of which is reproduced below in bold.

Registration Statement

Risk Factors, page 9

1.
Include a risk factor to disclose the dilution risk associated with this offering and possible future offerings, including quantitative disclosure regarding the dilution that will occur in the event that the selling shareholder sells all of its common shares.

As the risk of dilution is offering-specific, the Company plans to include this risk factor in an offering-specific prospectus supplement to be filed in the future. Set forth below is the proposed text that the Company plans to include in a prospectus supplement for the resale of shares by YA Global Master SPV Ltd. ("YA Global").  The proposed text clarifies that dilution may occur as a result of the sales of shares to YA Global which YA Global is then reselling.

Securities and Exchange Commission
August 27, 2009

Investors may experience significant dilution as a result of our sale of shares to YA Global pursuant to the Standby Equity Distribution Agreement and YA Global's resale of these shares, and future offerings.

If we sell all 335,820,895 common shares to YA Global pursuant to the Standby Equity Distribution Agreement, it will result in an increase of 371.5% in our issued and outstanding common shares as of August 27, 2009.  The sale of shares to YA Global will be at prices that are based upon market prices and therefore the prices at which we sell shares to YA Global will vary and these variations may be significant.  Existing shareholders will experience significant dilution if we sell shares to YA Global at prices significantly below the price at which the existing shareholders invested.  YA Global is expected to resell all of the shares that it purchases from us pursuant to the Standby Equity Distribution Agreement. In addition, we may offer additional common shares in the future, which may result in additional significant dilution.

Plan of Distribution, page 19

2.	Please revise to identify YA Global as an underwriter.

The Company has revised the disclosure in the seventh paragraph in this section to state that YA Global is an underwriter.

Exhibit 5.1

3.
Please revise the assumption in romanette (i) in the third paragraph on page 1 to make clear that it does not apply to the guarantors. Counsel's opinion regarding the guarantees may not assume a legal conclusion that forms the basis thereof.

We have revised the assumption to make it clear that this assumption does not apply to the guarantors.

4.	Refer to the opinion in paragraph number 1. Please provide an opinion that all equity securities being registered will be fully paid and non-assessable.

The opinion has been revised to state in numbered paragraph 1 that the "Securities" will be validly issued.  For this purpose, "Securities" includes common shares (including the related preferred share purchase rights), preferred shares, debt securities, guarantees, warrants, purchase contracts and units.

Securities and Exchange Commission
August 27, 2009

Numbered paragraph 2 of the opinion states that of the Securities, the common shares, preferred shares and units will be fully paid and non-assessable.  The Company believes that the warrants and purchase contracts are contractual rights under which the holders will pay additional consideration to purchase the Company's common shares and preferred shares and that the concept of being fully paid and non-assessable does not apply to such contractual rights.  Numbered paragraph 3 of the opinion states that such rights are valid and legally binding obligations of the Company.  Numbered paragraph 4 of the opinion states that the preferred share purchase rights are binding obligations of the Company.

5.	Because the common shares held by the selling security holders are already outstanding, please provide a separate opinion that they are duly authorized and validly issued.

The type of offering that the Company expects to conduct is sometimes referred to as an "equity line financing."  In an "equity line financing," the shares that are being offered for resale by the selling security holder are considered to have been sold by the Company to the selling security holder in a private placement, and the selling security holder is permitted to re-sell those shares to the public pursuant to the resale registration portion of the registration statement. As set forth in the Staff's guidance on equity line financings, the Staff views such financings as indirect primary offerings in which the issuer puts the relevant shares to the selling shareholder and the selling shareholder resells these shares. The shares, however, have not been issued to the selling shareholder at the time the registration statement is declared effective, but rather when the issuer puts the shares to the selling shareholder. We refer you to the Staff's guidance on this subject included in the "Compliance and Disclosure Interpretations – Securities Act Sections" published by the Division of Corporation Finance under Questions 139.12, 139.13, 139.14 and 139.15 (http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm). For your convenience, the text of Questions 139.12, 139.13, 139.14 and 139.15 is set forth below.

Question 139.12

Question:  What is an equity line financing?

Answer:  In a typical "equity line" financing arrangement, an investor and the company enter into a written agreement under which the company has the right to put its securities to the investor. Under this put, the company has the right to tell the investor when to buy securities from the company over a set period of time and the investor has no right to decline to purchase the securities. The dollar value of the equity line is set in the written arrangement, but the number of shares that the company will actually issue is determined by a formula tied to the market price of the securities at the time the company exercises its put. [Nov. 26, 2008]

Securities and Exchange Commission
August 27, 2009

Question 139.13

Question:  When may a company file a registration statement for the resale by the investors of securities sold in a private equity line financing?

Answer:  In many equity line financings, the company will rely on the private placement exemption from registration to sell the securities under the equity line and will then register the "resale" of the securities sold in the equity line financing. In these types of equity line financings, the delayed nature of the puts and the lack of market risk resulting from the formula price differentiate private equity line financings from financing PIPEs (private investment, public equity). We, therefore, analyze private equity line financings as indirect primary offerings.

While we analyze private equity line financings as indirect primary offerings, we recognize that the "resale" form of registration is sought in these financings. As such, we will permit the company to register the "resale" of the securities prior to its exercise of the put if the transactions meet the following conditions:

•	the company must have "completed" the private transaction of all of the securities it is registering for "resale" prior to the filing of the registration statement;

•	the "resale" registration statement must be on the form that the company is eligible to use for a primary offering; and

•	in the prospectus, the investor(s) must be identified as underwriter(s), as well as selling shareholder(s). [Nov. 26, 2008]

Question 139.14

Question: If the conditions in the answer to Securities Act Sections Question 139.13 are not met, can the company register the "resale" of the securities in a private equity line financing?

Answer: As a general matter, no. However, if the following conditions are met, the company may register the "resale" transaction, as these conditions address our concerns regarding inappropriate use of shelf registration and liability for potential violations of Securities Act Section 5.

•	The company is eligible to use Form S-3 or Form F-3 for a primary offering of securities.

•	The company complies with Rule 415(a)(4).

•	The company addresses, in the prospectus, issues relating to the potential violation of Section 5 in connection with the private transaction.

If the preceding three conditions are not met, the company must withdraw the registration statement and complete the private transaction. [Nov. 26, 2008]

Securities and Exchange Commission
August 27, 2009

Question 139.15

Question:  For the private transaction to be "complete" in a private equity line financing, the investor must be irrevocably bound to purchase all the securities. How does this apply to the company's put?

Answer:  Only the company can have the right to exercise the put and, except for conditions outside the investor's control, the investor must be irrevocably bound to purchase the securities once the company exercises the put. [Nov. 26, 2008]

In accordance with the Staff's guidance, pursuant to the Standby Equity Distribution Agreement, the Company will put the shares to YA Global, which is irrevocably bound to purchase the shares, and which will then resell them.  The issuance of the shares under the put and the related resale will occur only after the registration statement has been declared effective.  However, in accordance with the answer to Question 139.15, the private sale of the shares to YA Global will be deemed to have been "completed." Therefore, and in line with the indirect primary offering nature of the equity line financing, the language in the 5.1 opinion regarding the validity of the common shares refers to the future issuance of such shares.

6.
Please file with the next amendment opinions of counsel dealing with the legally binding nature of the guarantees for those subsidiary guarantors incorporated under the laws of states other than New York or the Republic of the Marshall Islands.

The Company advises the Staff supplementally that all of the Company's subsidiary guarantors are incorporated in the Republic of the Marshall Islands.

Exhibit 8.1

7.
We were unable to locate a discussion of material United States Federal income tax considerations in your Registration Statement, either under the caption "Risk Factors" or elsewhere. Please advise or revise the registration statement to clearly identify each material tax consequence being opined upon, counsel's opinion as to each identified tax item and the basis for counsel's opinion.

The discussion of material United States Federal income tax considerations is located in documents which are incorporated by reference into the Registration Statement. We refer you to the section entitled "Item 10. Additional Information – E. Taxation." included in the Company's annual report for the year ended December 31, 2008 filed on Form 20-F on March 23, 2009. Please also see the risk factors entitled "We may be subject to tax on United States source income, which would reduce our earnings" and "U.S. tax authorities could treat us as a 'passive foreign investment company', which could have adverse U.S. federal income tax consequences to U.S. holders" contained in the Company's report on Form 6-K filed on June 16, 2009 which includes the Company's financial results for the first quarter of 2009.

Securities and Exchange Commission
August 27, 2009

We have revised the Exhibit 8.1 opinion to identify these sections by name and confirm that the opinions stated in those sections reflect the opinions of Seward & Kissel LLP.

8.
Refer to the forth paragraph. We note that you have elected to provide a short form tax opinion; however, counsel merely states that the risk factor section of the prospectus accurately states your views as to tax matters discussed therein. If you choose to retain the short form opinion, please clearly indicate that the disclosure regarding tax consequences expressed in the registration statement represents counsel's opinion and identify as counsel's opinion, within the registration statement, those tax consequences that are material to the transaction.

We have revised the Exhibit 8.1 opinion to clearly indicate that the disclosure regarding tax consequences expressed in the registration statement, through the documents incorporated by reference, represents counsel's opinion.  Under the Form 20-F Item 10. E. mentioned above, the first sentence of the sub-section entitled "United States Federal Income Tax Considerations" identifies the discussion as pertaining to "material" United States federal income tax considerations, meaning considerations that would be material to ownership of our common shares.

We undertake to include in future annual reports and registration statements language attributing to counsel the opinions on tax consequences expressed in the tax disclosure sections.

In addition, the Company has included in Amendment No. 1 typographical corrections as well as updates related to the passage of time.

We are providing a marked copy of the changes made in Amendment No. 1 as well as in the Exhibits 5.1 and 8.1 opinions via email.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Christine Westbrook at (212) 574-1371 or Sri Katragadda at (212) 574-1675.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

OceanFreight Inc.
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece

                                                August 27, 2009
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Michelle Lacko – Attorney-Advisor

Re:	OceanFreight Inc.
Registration Statement on Form F-3 Filed July 24, 2009
File No. 333-160784

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Oceanfreight Inc.

By:	/s/ Antonis Kandylidis
	Name:	Antonis Kandylidis
	Title:	Chief Executive Officer and interim Chief Financial Officer

SK 25754 0002 1024118 v4